SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(RULE 13e-100)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 3

SOUTHWEST ROYALTIES INSTITUTIONAL INCOME FUND IX-B, L.P.

(Name of Issuer)

Southwest Royalties Institutional Income Fund IX-B, L.P.

Clayton Williams Energy, Inc.

Southwest Royalties, Inc.

(Name of Persons Filing Statement)

Units Representing Limited Partnership Interests

(Title of Class of Securities)

Not Applicable

(CUSIP Number of Class of Securities)

Michael L. Pollard

6 Desta Drive, Suite 6500

Midland, Texas  79705

(432) 682-6324

(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)

copies to:

William R. Volk

Milam F. Newby

Vinson & Elkins L.L.P.

2801 Via Fortuna, Suite 100

Austin, Texas  78746

(512) 542-8400

(512) 542-8612 (fax)

This statement is filed in connection with (check the appropriate box):

☒          a.              The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐            b.              The filing of a registration statement under the Securities Act of 1933.

☐            c.               A tender offer.

☐            d.              None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction Valuation(*)	Amount of Filing Fee(**)
$1,045,336	$120

*                 Calculated solely for purposes of determining the filing fee.  The transaction value was calculated by multiplying the 8,342 units representing limited partnership interests held by the investors unaffiliated with Southwest Royalties, Inc. by the merger consideration of $125.31 per unit.

**          Calculated by multiplying the transaction value calculated above of $1,045,336 by 0.0001146.

☒          Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $127.00
Form or Registration No.: Schedule 14A — Preliminary Proxy Statement
Filing Party: Southwest Royalties Institutional Income Fund IX-B, L.P.
Date Filed: September 9, 2011

i

INTRODUCTION

This Amendment No. 2 to the transaction statement on Schedule 13E-3, together with the exhibits hereto (the “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-3 thereunder, by (i) Southwest Royalties Institutional Income Fund IX-B, L.P., a Delaware limited partnership (the “Partnership,” and the issuer of the equity securities that are the subject of the Rule 13e-3 transaction reported hereby); (ii) Clayton Williams Energy, Inc., a Delaware corporation (“CWEI”), and (iii)  Southwest Royalties, Inc., a Delaware corporation, a wholly owned subsidiary of CWEI and the general partner of the Partnership (“SWR” and together with the Partnership, CWEI and SWR, the “Filing Persons”).

On October 28, 2011, SWR and the Partnership entered into an agreement and plan of merger (as amended from time to time, the “Merger Agreement”). If (1) the limited partners of the Partnership who own more than 50 percent of all units presenting limited partnership interests of the Partnership (the “Units”) approve the Merger Agreement, the Merger (as defined below) and the transactions contemplated by the Merger Agreement, (2) the limited partners of the Partnership, other than SWR, (the “Unaffiliated Investors”) who own more than 50 percent of the Units owned by all Unaffiliated Investors present in person or by proxy at the special meeting vote their Units to approve the Merger Agreement, the Merger and the transactions contemplated by the Merger Agreement, and (3) the other conditions to the Merger are satisfied or waived, the Partnership will merge with and into SWR, with SWR continuing as the surviving entity (such transaction, the “Merger”). Upon completion of the Merger, all of the Units, other than those held by SWR, will be converted into the right to receive cash in an amount equal to $125.31 per unit, less the amount of per unit cash distributions made after September 30, 2011, if any.  SWR will not receive any cash payment for its partnership interest in the Partnership.  However, as a result of the Merger, SWR will acquire 100% of the assets and liabilities of the Partnership.  Upon completion of the Merger, SWR intends to terminate the registration of the Units under the Securities Exchange Act of 1934 (the “Exchange Act”) and the Partnership’s obligations to file reports and other information under the Exchange Act.

On January 17, 2012, SWR, as the general partner of the Partnership, filed a definitive proxy statement (the “Proxy Statement”) with the SEC under Regulation 14A of the Exchange Act relating to the special meeting of limited partners of the Partnership at which the limited partners of the Partnership will consider and vote upon proposals to approve and adopt the Merger Agreement, the Merger and the transactions contemplated by the Merger Agreement.

The cross-references below are being supplied in accordance with General Instruction G of Schedule 13E-3 and show the location in the Proxy Statement, including all appendices and supplements thereto, of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Proxy Statement, including the appendices and supplements thereto, is incorporated in its entirety herein by reference and the responses to each item in this Transaction Statement are qualified in their entirety by the information contained in the Proxy Statement and the appendices and supplements thereto. All information contained in this Transaction Statement concerning any of the Filing Persons has been provided by such Filing Person.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Schedule 13E-3.

Item 1.                           Summary Term Sheet.

Item 1001 of Regulation M-A:

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER”

Item 2.                           Subject Company Information.

Item 1002 of Regulation M-A:

(a)                                 Name and Address.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Parties to the Merger”

“SUMMARY TERM SHEET—About Clayton Williams Energy, Inc.”

(b)                                 Securities.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Parties to the Merger—Southwest Royalties Institutional Income Fund IX-B, L.P.”

“THE SPECIAL MEETING—Record Date; Voting Rights and Proxies”

“THE SPECIAL MEETING—Quorum”

“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF PARTNERSHIP INTERESTS”

(c)                                  Trading Market and Price.  There is no established trading market for the Units.

(d)                                 Dividends.  The information set forth in the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2010 under the caption “Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities” and the information set forth in the Proxy Statement under the following captions are incorporated herein by reference:

“SUMMARY TERM SHEET—Parties to the Merger—Southwest Royalties Institutional Income Fund IX-B, L.P.”

“SUMMARY TERM SHEET—Fairness”

“SPECIAL FACTORS—Position of the Partnership Affiliates as to the Fairness of the Merger to the Unaffiliated Investors”

“SPECIAL FACTORS—Alternative Transactions to the Merger—Comparison of the Merger to Continuing Operations”

“METHOD OF DETERMINING THE MERGER CONSIDERATION AND AMOUNT OF CASH OFFERED—Comparison of Merger Consideration to Historical Cash Distributions”

“THE MERGER—Future of the Partnership if the Merger Is Not Completed”

“Table 1 of Appendix A—Historical Cash Distributions to Limited Partners”

(e)                                  Prior Public Offerings.  Not applicable.

(f)                                   Prior Stock Purchases.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Benefits to Unaffiliated Investors—Liquidity”

“METHOD OF DETERMINING THE MERGER CONSIDERATION AND AMOUNT OF CASH OFFERED—Other Methods of Determining Merger Consideration—Repurchase Offers”

“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF PARTNERSHIP INTERESTS”

“TRANSACTIONS AMONG THE PARTNERSHIP, CWEI, SWR AND THEIR DIRECTORS AND OFFICERS”

“Table 2 of Appendix A—Quarterly Repurchase Prices and Aggregate Payments”

Item 3.                           Identity and Background of Filing Person.

Item 1003 of Regulation M-A:

(a)                                 Name and Address.  Southwest Royalties Institutional Income Fund IX-B, L.P. is the subject company.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET— Parties to the Merger”

“SUMMARY TERM SHEET—About Clayton Williams Energy, Inc.”

“MANAGEMENT”

(b)                                 Business and Background of Entities.  The information set forth in the Proxy Statement under the caption “SUMMARY TERM SHEET—Parties to the Merger” and “SUMMARY TERM SHEET—About Clayton Williams Energy, Inc.” is incorporated herein by reference. None of the Partnership, CWEI or SWR has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), and none of the Partnership, CWEI or SWR has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining it from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(c)                                  Business and Background of Natural Persons.  The information set forth in the Proxy Statement under the caption “MANAGEMENT” is incorporated herein by reference. None of the officers or directors of CWEI or SWR has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), and none of such persons has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him or her from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 4.                           Terms of the Transaction.

Item 1004 of Regulation M-A:

(a)(2)                  Material Terms.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER”

“SPECIAL FACTORS”

“METHOD OF DETERMINING THE MERGER CONSIDERATION AND AMOUNT OF CASH OFFERED”

“THE MERGER—Material U.S. Federal Income Tax Consequences”

“THE MERGER—Accounting Treatment”

“THE MERGER AGREEMENT”

“THE SPECIAL MEETING—Required Vote; Broker Non-Votes”

“Appendix E—Agreement and Plan of Merger”

(c)                                  Different Terms.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“RISK FACTORS—The interests of CWEI, SWR and their officers and directors may differ from the interests of the unaffiliated investors.”

“SPECIAL FACTORS—Position of the Partnership Affiliates as to the Fairness of the Merger to the Unaffiliated Investors”

“SPECIAL FACTORS—Recommendation of the Board of Directors”

“THE MERGER”

“THE MERGER AGREEMENT”

“INTERESTS OF CWEI, SWR AND THEIR DIRECTORS AND OFFICERS”

“Appendix E—Agreement and Plan of Merger”

(d)                                 Appraisal Rights.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Effects of Merger on Limited Partners Who Do Not Vote in Favor of the Merger”

“QUESTIONS AND ANSWERS ABOUT THE MERGER—Am I entitled to appraisal or dissenters’ rights?”

“RISK FACTORS—Your units could be bound by the merger even if you do not vote in favor of the merger.”

“THE MERGER—Effect of the Merger on Limited Partners Who Do Not Vote in Favor of the Merger; No Appraisal or Dissenter Rights”

(e)                                  Provisions For Unaffiliated Security Holders.  The Unaffiliated Investors will be entitled to access the Partnership’s, SWR’s and CWEI’s corporate records in the manner permitted by applicable federal and Delaware state laws. None of the Partnership, SWR, or CWEI have made any other provision to grant the Unaffiliated Investors access to the corporate records of the Partnership, SWR, or CWEI, or for the Unaffiliated Investors to obtain counsel or appraisal services at the Partnership’s, SWR’s or CWEI’s expense.

(f)                                   Eligibility for Listing or Trading. Not applicable.

Item 5.                           Past Contacts, Transactions, Negotiations and Agreements.

Item 1005 of Regulation M-A:

(a)                                 Transactions.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Position of the Partnership Affiliates as to the Fairness of the Merger to the Unaffiliated Investors”

“INTERESTS OF CWEI, SWR AND THEIR DIRECTORS AND OFFICERS”

“TRANSACTIONS AMONG THE PARTNERSHIP, CWEI, SWR AND THEIR DIRECTORS AND OFFICERS”

(b)-(c)               Significant Corporate Events; Negotiations or Contacts.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“RISK FACTORS—The interests of CWEI, SWR and their officers and directors may differ from the interests of the unaffiliated investors.”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Position of the Partnership Affiliates as to the Fairness of the Merger to the Unaffiliated Investors”

“SPECIAL FACTORS—Third Party Offers”

“INTERESTS OF CWEI, SWR AND THEIR DIRECTORS AND OFFICERS”

“TRANSACTIONS AMONG THE PARTNERSHIP, CWEI, SWR AND THEIR DIRECTORS AND OFFICERS”

(e)                                  Agreements Involving the Subject Company’s Securities.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“RISK FACTORS—The interests of CWEI, SWR and their officers and directors may differ from the interests of the unaffiliated investors.”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Position of the Partnership Affiliates as to the Fairness of the Merger to the Unaffiliated Investors”

“THE SPECIAL MEETING—Required Vote; Broker Non-Votes”

“THE MERGER AGREEMENT”

“INTERESTS OF CWEI, SWR AND THEIR DIRECTORS AND OFFICERS”

“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF PARTNERSHIP INTERESTS”

“TRANSACTIONS AMONG THE PARTNERSHIP, CWEI, SWR AND THEIR DIRECTORS AND OFFICERS”

“Appendix E—Agreement and Plan of Merger”

Item 6.                           Purposes of the Transaction and Plans or Proposals.

Item 1006 of Regulation M-A:

(b)                                 Use of Securities Acquired.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“THE MERGER—General”

“THE MERGER—Material U.S. Federal Income Tax Consequences”

“THE MERGER—Accounting Treatment”

“THE MERGER—Termination of Registration and Reporting Requirements”

“THE MERGER AGREEMENT”

“Appendix E—Agreement and Plan of Merger”

(c)(1)-(8) Plans.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Reasons for the Merger”

“THE MERGER—General”

“THE MERGER—Material U.S. Federal Income Tax Consequences”

“THE MERGER—Accounting Treatment”

“THE MERGER—Termination of Registration and Reporting Requirements”

“THE MERGER AGREEMENT”

“Appendix E—Agreement and Plan of Merger”

Item 7.                           Purposes, Alternatives, Reasons and Effects.

Item 1013 of Regulation M-A:

(a)                                 Purposes.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER—What is the structure of the merger?”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Reasons for the Merger”

“SPECIAL FACTORS—Position of the Partnership Affiliates as to the Fairness of the Merger to the Unaffiliated Investors”

“SPECIAL FACTORS—Recommendation of the Board of Directors”

“THE MERGER—General”

“THE MERGER—Termination of Registration and Reporting Requirements”

(b)                                 Alternatives.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Alternative Transactions to the Merger”

(c)                                  Reasons.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Reasons for the Merger”

“SPECIAL FACTORS— Position of the Partnership Affiliates as to the Fairness of the Merger to the Unaffiliated Investors”

“SPECIAL FACTORS—Recommendation of the Board of Directors”

(d)                                 Effects.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER—What is the structure of the merger?”

“QUESTIONS AND ANSWERS ABOUT THE MERGER—What will approval of the merger mean for me?”

“SPECIAL FACTORS—Effects of the Merger”

“SPECIAL FACTORS—Effect on Net Book Value and Net Earnings of CWEI and SWR”

“METHOD OF DETERMINING THE MERGER CONSIDERATION AND AMOUNT OF CASH OFFERED”

“THE MERGER—General”

“THE MERGER—Material U.S. Federal Income Tax Consequences”

“THE MERGER—Accounting Treatment”

“THE MERGER—Termination of Registration and Reporting Requirements”

“THE MERGER AGREEMENT”

“Appendix E—Agreement and Plan of Merger”

Item 8.                           Fairness of the Transaction.

Item 1014 of Regulation M-A:

(a)                                 Fairness.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Reasons for the Merger”

“SPECIAL FACTORS—Position of the Partnership Affiliates as to the Fairness of the Merger to the Unaffiliated Investors”

“SPECIAL FACTORS—Recommendation of the Board of Directors”

(b)                                 Factors Considered in Determining Fairness.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Reasons for the Merger”

“SPECIAL FACTORS—Position of the Partnership Affiliates as to the Fairness of the Merger to the Unaffiliated Investors”

“SPECIAL FACTORS—Recommendation of the Board of Directors”

“SPECIAL FACTORS—Opinion of the Transaction Committee’s Financial Advisor”

“SPECIAL FACTORS—Summary Reserve Report”

“METHOD OF DETERMINING THE MERGER CONSIDERATION AND AMOUNT OF CASH OFFERED”

“Appendix B—Reserve Audit Report of Ryder Scott Company, L.P. for the Partnership as of July 1, 2011”

“Appendix C—Summary Reserve Report of Ryder Scott Company, L.P. for the Partnership as of December 31, 2010”

“Appendix D—Fairness Opinion of Energy Capital Solutions, LLC”

(c)                                  Approval of Security Holders.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER—What will approval of the merger mean for me?”

“QUESTIONS AND ANSWERS ABOUT THE MERGER—What happens if I do not return a proxy card?”

“THE MERGER AGREEMENT—Conditions to the Merger”

“THE MERGER AGREEMENT—Amendments; Waivers”

“THE SPECIAL MEETING—Required Vote; Broker Non-Votes”

“Appendix E—Agreement and Plan of Merger”

(d)                                 Unaffiliated Representative.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“RISK FACTORS—Unaffiliated investors were not independently represented in establishing the terms of the merger.”

“RISK FACTORS—The interests of CWEI, SWR and their officers and directors may differ from the interests of the unaffiliated investors.”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Position of the Partnership Affiliates as to the Fairness of the Merger to the Unaffiliated Investors”

“SPECIAL FACTORS—Recommendation of the Board of Directors”

“INTERESTS OF CWEI, SWR AND THEIR DIRECTORS AND OFFICERS”

(e)                                  Approval of Directors.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Position of the Partnership Affiliates as to the Fairness of the Merger to the Unaffiliated Investors”

“SPECIAL FACTORS—Recommendation of the Board of Directors”

(f)                                   Other Offers.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Third Party Offers”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Position of the Partnership Affiliates as to the Fairness of the Merger to the Unaffiliated Investors”

“SPECIAL FACTORS—Alternative Transactions to the Merger”

“SPECIAL FACTORS—Third Party Offers”

Item 9.                           Reports, Opinions, Appraisals and Negotiations.

Item 1015 of Regulation M-A:

(a)-(b)                      Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Fairness Opinion of Financial Advisor”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Position of the Partnership Affiliates as to the Fairness of the Merger to the Unaffiliated Investors”

“SPECIAL FACTORS—Opinion of the Transaction Committee’s Financial Advisor”

“SPECIAL FACTORS—Summary Reserve Report”

“METHOD OF DETERMINING THE MERGER CONSIDERATION AND AMOUNT OF CASH OFFERED”

“THE MERGER AGREEMENT—Conditions to the Merger”

“INTERESTS OF CWEI, SWR AND THEIR DIRECTORS AND OFFICERS”

“Appendix B—Reserve Audit Report of Ryder Scott Company, L.P. for the Partnership as of July 1, 2011”

“Appendix C—Summary Reserve Report of Ryder Scott Company, L.P. for the Partnership as of December 31, 2010”

“Appendix D—Fairness Opinion of Energy Capital Solutions, LLC”

(c)                                  Availability of Documents.  The reports and opinion referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of SWR during its regular business hours by any interested Unaffiliated Investor or by a representative of an Unaffiliated Investor who has been so designated in writing. A copy of the reports and opinion will be transmitted by SWR to any interested Unaffiliated Investor or to a representative of an Unaffiliated Investor who has been so designated in writing upon written request and at the expense of the requesting Unaffiliated Investor.

Item 10.                    Source and Amounts of Funds or Other Consideration.

Item 1007 of Regulation M-A:

(a)-(d)                      Source of Funds; Conditions; Expenses; Borrowed Funds.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Expenses and Fees”

“SPECIAL FACTORS—Background of the Merger”

“THE MERGER—Source of Funds”

“THE MERGER—Payment of Expenses and Fees”

“Appendix E—Agreement and Plan of Merger”

Item 11.                    Interest in Securities of the Subject Company.

Item 1008 of Regulation M-A:

(a)                                 Securities Ownership.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Southwest Royalties Institutional Income Fund IX-B, L.P.”

“INTERESTS OF CWEI, SWR AND THEIR DIRECTORS AND OFFICERS”

“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF PARTNERSHIP INTERESTS”

(b)                                 Securities Transactions.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Benefits to the Unaffiliated Investors—Liquidity”

“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF PARTNERSHIP INTERESTS”

“Table 2 of Appendix A—Quarterly Repurchase Prices and Aggregate Payments”

Item 12.                    The Solicitation or Recommendation.

Item 1012 of Regulation M-A:

(d)                                 Intent to Tender or Vote in a Going-Private Transaction.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Parties to the Merger—Southwest Royalties Institutional Income Fund IX-B, L.P.”

“SUMMARY TERM SHEET—Partner Vote Required to Approve the Merger”

“QUESTIONS AND ANSWERS ABOUT THE MERGER—What happens if I do not return a proxy card?”

“SPECIAL FACTORS—Background of the Merger”

“THE MERGER AGREEMENT—Vote of Units at the Special Meeting”

“THE SPECIAL MEETING—Record Date; Voting Rights and Proxies”

“THE SPECIAL MEETING—Required Vote; Broker Non-Votes”

(e)                                  Recommendation of Others.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Recommendation to Unaffiliated Investors”

“SPECIAL FACTORS—Recommendation of the Board of Directors”

“THE SPECIAL MEETING—General Background”

“THE MERGER AGREEMENT”

“Appendix E—Agreement and Plan of Merger”

Item 13.                    Financial Statements.

Item 1010 of Regulation M-A:

(a)                                 Financial Information.

(a)(1)-(a)(2)

The financial statements and accompanying notes to the financial statements included in the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2010 and the Partnership’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 are included in the supplement to the Proxy Statement and are incorporated herein by reference.  In addition, the information included in the Proxy Statement under the captions “Where You Can Find More Information” is incorporated herein by reference.

(a)(3)

The Partnership has not had any fixed charges during the periods specified in Item 1010(a)(3) of Regulation M-A.  Therefore, ratios of earnings to fixed charges cannot be calculated for the Partnership in a manner consistent with Item 503(d) of Regulation S-K.

(a)(4)

The information set forth in the Preliminary Proxy Statement under the caption “SUMMARY TERM SHEET—Parties to the Merger—Southwest Royalties Institutional Income Fund IX-B, L.P.” is incorporated herein by reference.

(b)                                 Pro Forma Information.  Not applicable.

Item 14.                    Persons/Assets, Retained, Employed, Compensated or Used.

Item 1009 of Regulation M-A:

(a)-(b)                      Solicitations or Recommendations; Employees and Corporate Assets.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS ABOUT THE MERGER—Who can help answer my questions?”

“THE MERGER—Payment of Expenses and Fees”

“THE SPECIAL MEETING—Solicitation of Proxies”

Item 15.                    Additional Information.

Item 1011 of Regulation M-A:

(c)                                  Other Material Information.  The entirety of the Proxy Statement, including all appendices and supplements thereto, is incorporated herein by reference.

On March 7, 2012, at a special meeting of the limited partners of the Partnership, the limited partners voted to approve the Merger Agreement, the Merger and the transactions contemplated by the Merger Agreement (the “Merger Proposal”).  The number of Units held by all limited partners voted in favor of the Merger Proposal was 5,614, or approximately 57.4% of the Units outstanding and entitled to vote as of the record date for the special meeting.  The number of Units held by all Unaffiliated Investors present in person or by proxy at the special meeting voted in favor of the Merger Proposal was 4,174, or approximately 92.2% of the Units held by all Unaffiliated Investors present in person or by proxy at the special meeting.

On March 14, 2012, pursuant to the Merger Agreement, the Partnership was merged with and into SWR, with SWR continuing as the surviving entity.  At the effective time of the Merger, all of the Units, other than those held by SWR, were converted into the right to receive cash in an amount equal to $120.25 per Unit (the stated merger consideration of $125.31 per Unit, less the amount of per Unit cash distributions made after September 30, 2011).  SWR will not receive any cash payment for its partnership interest in the Partnership.  However, as a result of the Merger, SWR acquired 100% of the assets and liabilities of the Partnership.  SWR intends to terminate the registration of the Units under the Exchange Act and the Partnership’s obligations to file reports and other information under the Exchange Act.

Item 16.                    Exhibits.

Item 1016 of Regulation M-A:

(a)(1)                                  Not applicable.

(a)(2)                                  Form of Proxy Card, filed with the SEC with the Proxy Statement on January 17, 2012 (incorporated by reference to the Schedule 14A filed by the Partnership on January 17, 2012).

(a)(3)                                 Proxy Statement filed with the SEC on January 17, 2012 (incorporated by reference to the Schedule 14A filed by the Partnership on January 17, 2012).

(a)(4)                                  Not applicable.

(a)(5)(1)      Press Release issued by Clayton Williams Energy, Inc. dated September 9, 2011 (incorporated by reference to the Current Report on Form 8-K filed by Clayton Williams Energy, Inc. on September 9, 2011).

(a)(5)(2)      Letter to Limited Partners, dated September 9, 2011 (incorporated by reference to the Current Report on Form 8-K filed by the Partnership on September 9, 2011).

(a)(5)(3)       Press Release issued by Clayton Williams Energy, Inc. dated January 17, 2012 (incorporated by reference to the Current Report on Form 8-K filed by Clayton Williams Energy, Inc. on January 17, 2012).

(b)                                                 Not applicable.

(c)(1)                                   Reserve Audit Report of Ryder Scott Company, L.P. for the Partnership as of July 1, 2011 (incorporated by reference to the Schedule 14A filed by the Partnership on January 17, 2012).

(c)(2)                                   Summary Reserve Report of Ryder Scott Company, L.P. for the Partnership as of December 31, 2010 (incorporated by reference to the Schedule 14A filed by the Partnership on January 17, 2012).

(c)(3)                                   Fairness Opinion of Energy Capital Solutions, LLC (incorporated by reference to the Schedule 14A filed by the Partnership on January 17, 2012).

(c)(4)                                   Discussion materials prepared by Energy Capital Solutions, LLC and reviewed with the Transaction Committee on October 27, 2011 (incorporated by reference to Amendment No. 1 to the transaction statement on Schedule 13E-3 filed by the Filing Persons on November 2, 2011).

(d)                                                 Agreement and Plan of Merger (incorporated by reference to the Schedule 14A filed by the Partnership on January 17, 2012).

(e)                                                  Not applicable.

(g)                                                  Not applicable.

(h)                                                 Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Clayton Williams Energy, Inc.

Date: March 14, 2012	By:	/s/ MICHAEL L. POLLARD
	Name:	Michael L. Pollard
	Title:	Senior Vice President and Chief Financial Officer

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Southwest Royalties, Inc.

Date: March 14, 2012	By:	/s/ MICHAEL L. POLLARD
	Name:	Michael L. Pollard
	Title:	Senior Vice President

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Southwest Royalties Institutional Income Fund IX-B, L.P.

Southwest Royalties, Inc.

	By:	Southwest Royalties, Inc.
General Partner

Date: March 14, 2012	By:	/s/ MICHAEL L. POLLARD
	Name:	Michael L. Pollard
	Title:	Senior Vice President